Exhibit 99.1

Telesat Reports Results for the Quarter

Ended September 30, 2018

OTTAWA, CANADA, November 1, 2018 - Telesat Canada (“Telesat”) today announced its financial results for the three and nine-month periods ended September 30, 2018. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2018, Telesat reported consolidated revenues of $227 million, an increase of 6% ($13 million) compared to the same period in 2017. The increase was primarily due to short-term services provided to another satellite operator, the impact of the implementation of IFRS 15 and revenue related to the Telstar 19 VANTAGE satellite, which entered commercial service in August. Excluding the impact of foreign exchange rate changes, revenue increased by 5% ($11 million) compared to the same period in 2017.

Operating expenses of $40 million for the quarter were 4% ($2 million) lower than the same period in 2017. Adjusted EBITDA1 for the quarter was $188 million; an increase of 8% ($14 million) compared to the same period in 2017 and an improvement of 7% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the third quarter of 2018 was 82.8%, compared to 81.3% in the same period in 2017.

On January 1, 2018, Telesat adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. For the three-month period ended September 30, 2018, the adoption of IFRS 15 had a net positive impact of approximately $5 million on revenues, an approximately $5 million reduction in operating expenses and a positive impact of approximately $10 million on Adjusted EBITDA1.The adoption of IFRS 9 had no impact on revenues, operating expenses and Adjusted EBITDA1.

Telesat’s net income for the quarter was $117 million compared to net income of $197 million for the quarter ended September 30, 2017. The $80 million difference was the result of a lower non-cash gain on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the third quarter of 2018.

For the nine-month period ended September 30, 2018, revenue was $671 million, a decrease of 1% ($4 million) compared to the same period in 2017. When adjusted for changes in foreign exchange rates, revenues rose 1% ($7 million) compared to the same period in 2017. Operating expenses were $115 million, a decrease of 19% ($26 million) from the first nine months of 2017. The decrease in operating expenses was due to the impact of IFRS 15 implementation in 2018 and lower compensation expense associated with certain payments to stock option holders made in connection with the cash distribution to shareholders in the first quarter of 2017. Adjusted EBITDA1 was $562 million, an increase of 2% ($12 million). When adjusted for foreign exchange rate changes Adjusted EBITDA1 increased by 4% ($21 million) compared to 2017. The Adjusted EBITDA margin1 for the first nine months of 2018 was 83.7%, compared to 81.5% in the same period in 2017.

The adoption of IFRS 15 had a net positive impact of approximately $13 million on revenues, an approximate $16 million reduction in operating expenses and a positive impact of approximately $28 million on Adjusted EBITDA1 for the nine-month period ended September 30, 2018.

For the nine-month period ended September 30, 2018, net income was $96 million, compared to net income of $433 million for the same period in 2017. The decrease in net income for the first nine months of the year was principally the result of foreign exchange losses in the first nine months of 2018, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange gains in the first nine months of 2017.

“I am pleased with our performance for the third quarter and first nine months of the year,” commented Dan Goldberg, Telesat’s President and CEO. “In addition to achieving solid financial results, we took a number of concrete steps to strengthen our business and position the company for the future. We successfully launched our state-of-the-art Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites in the quarter and they are both now in commercial service. We also continued the development of our planned LEO constellation and, using our in-orbit Phase 1 LEO satellite, demonstrated some of the key advantages of LEO in a recent customer trial. Looking ahead, we remain focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives.”

Business Highlights

●	At September 30, 2018:

○	Telesat had contracted backlog[2] for future services of approximately $3.7 billion.

○	Fleet utilization, including HTS capacity, was 82% across Telesat’s international and North American fleet.

●	In August 2018, commercial service began on the Telstar 19 VANTAGE satellite operating at the 63 degree West orbital location. Telstar 19 VANTAGE successfully launched in July 2018. Telesat customer Hughes Network Systems LLC (Hughes) has signed a 15-year agreement for Telstar 19 VANTAGE Ka-band capacity to expand its broadband satellite services for consumers and businesses in South America. Telesat also has long-term contracts for the entire Ka-band capacity of Telstar 19 VANTAGE over Northern Canada, including providing Bell Canada subsidiary Northwestel with the HTS spot beam capacity required to enhance broadband connectivity for all 25 communities in Nunavut, Canada’s northernmost territory.

●	In October 2018, commercial service began on the Telstar 18 VANTAGE satellite, at the 138 degree East orbital location. Telstar 18 VANTAGE successfully launched in September 2018. It replaces and expands on Telesat’s Telstar 18 satellite through extensive C-band capacity over Asia, Ku-band HTS spot beams over Indonesia and Malaysia, and its five additional regional Ku-band beams. Telstar 18 VANTAGE’s innovative Ku-band payloads of HTS spot beams and focused regional beams provide customers operating in Southeast Asia, Mongolia, Australia & New Zealand, and the North Pacific Ocean with greater choice and flexibility in deploying high performing broadband networks.

●	Telesat selected two contractor teams to develop further system designs for Telesat’s LEO constellation. One of the teams is a consortium of Thales Alenia Space and Maxar Technologies. The other team is led by Airbus Defence and Space. Telesat and Global Eagle Entertainment Inc., a leading provider of satellite-based connectivity services to global mobility markets, recently successfully completed an innovative trial using Telesat's Phase 1 LEO satellite to demonstrate some of the important advantages of LEO for broadband connectivity to airplanes. In addition, last quarter Telesat entered into agreements with General Dynamics Mission Systems and ThinKom Solutions, Inc. to develop LEO terminals for government and enterprise users. Once fully deployed, Telesat’s LEO constellation is designed to deliver transformative, fiber-like broadband for commercial and government customers throughout the world.

Telesat’s quarterly report on Form 6-K for the three and nine-month periods ended September 30, 2018, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, November 1, 2018, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2018 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 273-9672. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4288034. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 1, until 11:59 p.m. ET on November 15, 2018. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 3338610 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ’‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “planned”, “expected”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 17 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned global LEO satellite constellation that will offer low latency, high throughput broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars)	2018	2017	2018	2017
Revenue	$227,161	$214,352	$671,403	$675,003
Operating expenses	(40,099)	(41,644)	(114,522)	(140,822)
	187,062	172,708	556,881	534,181
Depreciation	(55,819)	(54,698)	(163,987)	(166,949)
Amortization	(6,079)	(6,578)	(18,886)	(19,750)
Other operating gains (losses), net	1,089	(267)	1,072	(288)
Operating income	126,253	111,165	375,080	347,194
Interest expense	(58,718)	(48,463)	(174,607)	(148,661)
Interest and other income	3,610	1,594	12,427	454
Gain on changes in fair value of financial instruments	3,735	24,625	18,239	38,930
Gain (loss) on foreign exchange	53,131	131,637	(83,788)	251,230
Income before tax	128,011	220,558	147,351	489,147
Tax expense	(10,796)	(23,527)	(51,443)	(56,499)
Net income	$117,215	$197,031	$95,908	$432,648

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2018	December 31, 2017

Assets
Cash and cash equivalents	$637,250	$479,045
Trade and other receivables	58,230	64,986
Other current financial assets	22,360	2,437
Prepaid expenses and other current assets	20,343	8,503
Total current assets	738,183	554,971
Satellites, property and other equipment	1,708,492	1,791,847
Deferred tax assets	10,609	4,617
Other long-term financial assets	83,076	83,531
Other long-term assets	3,515	3,056
Intangible assets	797,870	812,995
Goodwill	2,446,603	2,446,603
Total assets	$5,788,348	$5,697,620

Liabilities
Trade and other payables	$24,869	$37,919
Other current financial liabilities	41,437	26,355
Other current liabilities	121,462	77,324
Current indebtedness	6,251	14,486
Total current liabilities	194,019	156,084
Long-term indebtedness	3,513,576	3,528,891
Deferred tax liabilities	409,690	445,114
Other long-term financial liabilities	52,566	58,831
Other long-term liabilities	414,254	365,879
Total liabilities	4,584,105	4,554,799

Shareholders’ Equity
Share capital	153,706	152,682
Accumulated earnings	1,021,523	968,408
Reserves	29,014	21,731
Total shareholders’ equity	1,204,243	1,142,821
Total liabilities and shareholders’ equity	$5,788,348	$5,697,620

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2018	2017

Cash flows from operating activities
Net income	$95,908	$432,648
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	163,987	166,949
Amortization	18,886	19,750
Tax expense	51,443	56,499
Interest expense	174,607	148,661
Interest income	(8,275)	(4,243)
Loss (gain) on foreign exchange	83,788	(251,230)
Gain on changes in fair value of financial instruments	(18,239)	(38,930)
Share-based compensation	3,733	2,474
Loss on disposal of assets	23	288
Other	(67,216)	(34,567)
Income taxes paid, net of income taxes received	(80,515)	(32,833)
Interest paid, net of capitalized interest and interest received	(114,968)	(135,675)
Operating assets and liabilities	40,571	47,227
Net cash from operating activities	343,733	377,018

Cash flows used in investing activities
Satellite programs, including capitalized interest	(66,063)	(118,951)
Purchase of property and other equipment	(9,264)	(8,154)
Purchase of intangible assets	(9,772)	(15,825)
Net cash used in investing activities	(85,099)	(142,930)

Cash flows used in financing activities
Repayment of indebtedness	(87,163)	(23,805)
Payment of debt issue costs	(10,190)	(42,867)
Return of capital to shareholders	—	(506,135)
Capital lease payments	(22)	(22)
Satellite performance incentive payments	(6,638)	(6,213)
Proceeds from exercise of stock options	—	77
Settlement of derivatives	—	215
Net cash used in financing activities	(104,013)	(578,750)

Effect of changes in exchange rates on cash and cash equivalents	3,584	(36,782)

Increase (decrease) in cash and cash equivalents	158,205	(381,444)
Cash and cash equivalents, beginning of period	479,045	782,406
Cash and cash equivalents, end of period	$637,250	$400,962

Telesat’s Adjusted EBITDA margin(1):

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net income	$117,215	$197,031	$95,908	$432,648
Tax expense	10,796	23,527	51,443	56,499
Gain on changes in fair value of financial instruments	(3,735)	(24,625)	(18,239)	(38,930)
(Gain) loss on foreign exchange	(53,131)	(131,637)	83,788	(251,230)
Interest and other income	(3,610)	(1,594)	(12,427)	(454)
Interest expense	58,718	48,463	174,607	148,661
Depreciation	55,819	54,698	163,987	166,949
Amortization	6,079	6,578	18,886	19,750
Other operating (gains) losses, net	(1,089)	267	(1,072)	288
Non-recurring compensation expenses(3)	364	727	1,022	13,437
Non-cash expense related to share-based compensation	723	785	3,733	2,474
Adjusted EBITDA	$188,149	$174,220	$561,636	$550,092

Revenue	$227,161	$214,352	$671,403	$675,003
Adjusted EBITDA Margin	82.8%	81.3%	83.7%	81.5%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Contracted revenue backlog (’‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3        Includes severance payments and special compensation and benefits for executives and employees.